REGENCY CENTERS CORPORATION

BYLAW AMENDMENT

        Section 10.1 of the Bylaws shall be amended to read in full as follows (new language is underscored):

ARTICLE 10

Indemnification

        Section 10.1    Provision of Indemnification. The corporation shall, to the fullest extent permitted or required by the Act, including any amendments thereto (but in the case of any such amendment, only to the extent such amendment permits or requires the corporation to provide broader indemnification rights than prior to such amendment), indemnify its Directors and Executive Officers against any and all Liabilities, and advance any and all reasonable Expenses, incurred thereby in connection with any Proceeding to which any such Director or Executive Officer is a Party or in which such Director or Executive Officer is deposed or called to testify as a witness because he or she is or was a Director or Executive Officer of the corporation, whether or not such person continues to serve in such capacity at the time the obligation to indemnify against Liabilities or advance Expenses is incurred or paid. The rights to indemnification granted hereunder shall not be deemed exclusive of any other rights to indemnification against Liabilities or the advancement of Expenses which a Director or Executive Officer may be entitled under any written agreement, Board resolution, vote of shareholders, the Act, or otherwise. The corporation may, but shall not be required to, supplement the foregoing rights to indemnification against Liabilities and advancement of Expenses by the purchase of insurance on behalf of any one or more of its Directors or Executive Officers whether or not the corporation would be obligated to indemnify or advance Expenses to such Director or Executive Officer under this Article. For purposes of this Article, the term “Directors” includes former directors and any directors who are or were serving at the request of the corporation as directors, officers, employees, or agents of another corporation, partnership, joint venture, trust, or other enterprise, including, without limitation, any employee benefit plan (other than in the capacity as agents separately retained and compensated for the provision of goods or services to the enterprise, including, without limitation, attorneys-at-law, accountants, and financial consultants), whether or not such person continues to serve in such capacity at the time the obligation to indemnify against Liabilities or advance Expenses is incurred or paid. The term “Executive Officers” refers to those persons described in Securities Exchange Commission Regulations Section 240.3b-7. All other capitalized terms used in this Article and not otherwise defined herein shall have the meaning set forth in Section 607.0850, Florida Statutes (2003). The provisions of this Article are intended solely for the benefit of the indemnified parties described herein, their heirs and personal representatives and shall not create any rights in favor of third parties. No amendment to or repeal of this Article shall diminish the rights of indemnification provided for herein to any person who serves or served as a Director or Executive Officer at any time prior to such amendment or repeal.